SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒; Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The following exhibits included herein were filed by the Registrant with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval on the dates noted below:

1. Exhibit 99.1: January 15, 2016

2. Exhibit 99.2: January 19, 2018

3. Exhibit 99.3: February 5, 2018

4. Exhibit 99.4: February 27, 2018

The Registrant inadvertently did not furnish these documents to the Securities and Exchange Commission. This report on Form 6-K is furnished solely to correct this oversight and to incorporate by reference Exhibits 99.1, 99.2 and 99.3 into the Registrant's registration statements on Form F-3 (File No. 333-222654) and Form S-8 (File No. 333-225056) that have been filed with the Securities and Exchange Commission.

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report, dated January 15, 2016
99.2	Material Change Report, dated January 19, 2018
99.3	Material Change Report, dated February 5, 2018
99.4	Management Information Circular, dated February 23, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: May 24, 2018	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer